EXHIBIT 99.1

Compugen Discloses Achievement of Milestone in Cancer
Immunotherapy Collaboration with Bayer

Tel Aviv, Israel - July 7, 2014 ---  Compugen Ltd. (NASDAQ: CGEN) disclosed today that it has achieved the initial milestone in the cancer immunotherapy collaboration it entered last year with Bayer HealthCare (Bayer). The collaboration provides for the development and commercialization of therapeutic antibodies against two checkpoint protein candidates discovered by Compugen. The milestone being announced today relates to the first preclinical milestone for one of two checkpoint protein candidates for which Compugen will receive a $1.2 million payment out of the $30 million potential milestone payments associated with joint preclinical research for the two programs.

Dr. Anat Cohen Dayag, Compugen’s President and CEO, stated, “We are very pleased by the achievement of this initial drug development milestone for one of the two programs in our collaboration with Bayer. After investing more than a decade of extensive multidisciplinary research in establishing our broadly applicable predictive discovery infrastructure, we selected the area of checkpoint-based cancer immunotherapy as our first focused discovery effort.  Therefore, it is extremely satisfying to see our growing competitive position, in terms of both advancement of our therapeutic programs in immuno-oncology and continuing discoveries of novel targets in this exciting area, which is increasingly being viewed as a potential major breakthrough in cancer treatment.”

About the Bayer HealthCare/Compugen Collaboration and License Agreement
The collaboration and license agreement provides the framework for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against two novel Compugen-discovered immune checkpoint regulators. Under the terms of the agreement, Bayer and Compugen are jointly pursuing a preclinical research program for each of the two candidates. Subsequently, Bayer will have full control over further development and have worldwide commercialization rights for potential cancer therapeutics.

Under the terms of the agreement, Compugen has received an upfront payment of $10 million and is eligible to receive over $500 million in potential milestone payments for both checkpoint programs, plus an additional $30 million of potential milestone payments associated with joint preclinical research for the two programs. Compugen is also eligible to receive royalties on global net sales from any resulting products under the collaboration.

About Cancer Immunotherapy
Latest cancer immunotherapies have demonstrated impressive clinical benefit, even for end-stage patients with difficult-to-treat tumors such as metastatic melanoma and non-small cell lung cancer. Unlike conventional cancer therapies, which act by directly targeting the cancer cells, often resulting in only transient clinical responses as cancer cells become resistant, clinical responses to cancer immunotherapy tend to be durable, sometimes resulting in dramatic long-term survival and the absence of resistance or recurrences.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing oncology and immunology monoclonal antibody therapeutic candidates against its drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the potential for development and commercialization of therapeutic products pursuant to the Bayer Collaboration.  Forward-looking statements can be identified by the use of terminology such as “will”, “may”, “expects”, “potential”, “anticipates”, “believes” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the inability to reach mutually agreeable terms and conditions with respect to potential new collaborations; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892